UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                        Commission File Numbers: 000-28968



(Check One):[ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
            [X]Form 10-Q and Form 10-QSB [ ] Form N-SAR

                      For Period Ended: September 30, 2003

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: ------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

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      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION
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                         MDSI MOBILE DATA SOLUTIONS INC.
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                             Full Name of Registrant


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                           Former Name if Applicable


                              10271 Shellbridge Way
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           Address of Principal Executive Office (Street and Number)


                   Richmond, British Columbia, Canada V6X 2W8
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                            City, State and Zip Code

                      PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X]    (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the  fifteenth  calendar day  following the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [X]    (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


On November 17, 2003, the Registrant announced that it had concluded, in consultation with its auditors, that to appropriately reflect the nature of certain work performed, primarily under one contract, the Registrant would reallocate certain amounts from software and services revenue to maintenance and support revenue and defer recognition of such amounts to future reporting periods. As a consequence, the Registrant has determined that it will restate its consolidated financial statements for the first two quarters of fiscal 2003, the last two quarters of fiscal 2002 and the full fiscal year 2002. This determination required significant attention from the Registrant's management, accounting staff and independent auditors. The Registrant has not yet completed the quarterly analyses necessary to finalize the restatement, and as a result was not able to finalize its consolidated financial statements for the fiscal quarter ended September 30, 2003 in time to permit it to file its Form 10-Q within the prescribed time.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.


       Randal Jones                    (206)                903-8800
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          (Name)                    (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

     [ X ] Yes            [  ]   No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ X ] Yes            [  ]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.


As stated above, the Registrant has not yet completed the quarterly analyses necessary to finalize its financial statement for the fiscal quarter ended June 30, 2003. The Registrant's preliminary estimates, however, are that the adjustments will reduce and defer previously reported software and services revenue in each of the current and previous four quarters, beginning with the three months ended September 30, 2002, by approximately $300,000 per quarter, with an effect on net income after tax of approximately $200,000 per quarter. The Registrant will recognize this deferred revenue as maintenance and support revenue over four quarters commencing in the fourth quarter of 2003. The
Registrant expects that the effect of the accounting changes on the fourth quarter 2003 will be to increase net revenue by approximately $300,000 and net income after tax by approximately $200,000.

                         MDSI MOBILE DATA SOLUTIONS INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 17, 2003             By:  /s/ Verne Pecho
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                                         Verne Pecho, Vice President -
                                         Finance and Administration and
                                         Chief Financial Officer




INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.